UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   March 10, 2004

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7.　　　Financial Statements, *Pro Forma* Financial Information and Exhibits

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Pepco Holdings, Inc. Presentation	Furnished herewith.

Item 9.　　　Regulation FD Disclosure.

Exhibit 99, attached hereto, is hereby incorporated by reference.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

March 10, 2004　　　　　　　　　　　　By:　 A. W. WILLIAMS
　　DATE　　　　　　　　　　　　　　　　　　A. W. Williams
　　　　　　　　　　　　　　　　　　　　Senior Vice President and
　　　　　　　　　　　　　　　　　　　　Chief Financial Officer